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News Release

RINKER TO LIST ON NEW YORK STOCK EXCHANGE

Rinker Group Limited ("Rinker") announced today that it is proceeding with its application to list American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE).

Subject to final NYSE approval, Rinker expects to list on October 28 (EST), with an NYSE trading symbol likely to be RIN—which is also Rinker's Australian Stock Exchange (ASX) symbol.

Each ADR will represent 10 Rinker ordinary shares and will be priced in US$. The selected depositary bank for the ADR program is JPMorgan Chase Bank.

Rinker has 945 million ordinary shares on issue and does not intend to issue new equity as part of the NYSE listing process.

Rinker—recently demerged from CSR Limited—is one of the world's top 10 heavy building materials groups, with trading revenue (year ended March 2003)* of A$5,232 million, profit from ordinary activities before interest and tax (EBIT) of A$698 million and net cash from operating activities of A$913 million. Rinker has 13,000 employees in over 730 sites across the US, Australia and Asia. More than 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

*
Revenue, profit and cash flow figures for the year ended March 2003—including only six months of the US$540 million Kiewit acquisition, purchased in September 2002. The figures assume that Rinker existed as a separate economic entity during the period.

For further information, please contact Debra Stirling on (02) 9412 6680 or 0419 476 546

16 October 2003	RIN 09-04

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RINKER TO LIST ON NEW YORK STOCK EXCHANGE